Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company Franco-Nevada Corporation (the “Company”) Exchange Tower, 130 King Street West Suite 740, P.O. Box 467 Toronto, Ontario M5X 1E4

Item 2:	Date of Material Change November 22, 2011

Item 3:	News Release A news release was disseminated on November 22, 2011 via Marketwire and a copy was subsequently filed on SEDAR.

Item 4:

Summary of Material Change

The Company announced that it entered into an agreement with a syndicate of underwriters, led by BMO Capital Markets, which agreed to purchase, on a bought deal basis, 8,000,000 common shares of the Company at a price of C$42.50 per share, for aggregate gross proceeds of C$340,000,000.

Item 5:	Full Description of Material Change

5.1

Full Description of Material Change

The Company announced that it entered into an agreement with a syndicate of underwriters, led by BMO Capital Markets, which agreed to purchase, on a bought deal basis, 8,000,000 common shares of the Company at a price of C$42.50 per share, for aggregate gross proceeds of C$340,000,000 (the “Offering”).

The underwriters also have the option, exercisable in whole or in part at any time for a period of 30 days following the closing of the Offering, to purchase up to an additional 1,200,000 common shares of the Company to cover over-allotments, if any. In the event that the option is exercised in its entirety, the aggregate gross proceeds of the offering will be C$391,000,000.

The Company plans to use the net proceeds from the Offering for acquisitions, working capital and general corporate purposes.

The Offering is scheduled to close on or about November 30, 2011 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange, the New York Stock Exchange and the securities regulatory authorities.

In connection with the Offering, the Company will file a prospectus supplement to its existing base shelf prospectus on or about November 23, 2011 with the securities regulatory authorities in each of the provinces and territories in Canada, and will file a prospectus supplement to the shelf registration statement with the U.S. Securities and Exchange Commission.

5.2	Disclosure for Restructuring Transactions Not applicable.

Item 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.

Item 7:	Omitted Information Not applicable.

Item 8:	Executive Officer Jacqueline Jones Chief Legal Officer and Corporate Secretary 416-306-6300 jones@franco-nevada.com

Item 9:	Date of Report November 23, 2011